MILLENNIA, INC.
2591 DALLAS PARKWAY – SUITE 102 – FRISCO, TX 75034
Phone: 972-963-0000 – Fax: 469-633-0069

June 23, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20539
Attention:  David R. Humphrey

Re:	Millennia, Inc. - Form 10-K
File No. 0-16974

Ladies and Gentlemen:

We are filing today Amendment No. One to the Form 10-K Annual Report filed on February 18, 2010.  We are responding to each of your comments in your letter dated June 17, 2010 as discussed below.

Form 10-K (Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis

Results of Operations

1.
We note the significant decrease in revenues in fiscal 2009 as compared to fiscal 2008 and, as disclosed elsewhere in the filing, you had approximately nine horses during 2009 as compared to one horse as of December 31, 2009.  Please expand your disclosure in MD&A to provide a discussion. of why your primary asset, livestock, had decreased at the end of the year and how and when during the period you disposed of these horses.  To the extent the horse were sold at auction, and not replaced with new horse acquisitions, please so state and discuss the gross amount of any gain or losses recognized on each disposition, and in-the aggregate.

The revised MD&A now shows each horse that was disposed of during calendar year 2009 including the gain/loss on each horse.  Please note that none of our horses were sold at auctions; they were either claimed away in claiming races or sold privately.  The gain or loss on each horse, including depreciation were recorded in each respective quarterly period.

Securities and Exchange Commission
June 23, 2010

2.
We note that you recognized other income of $452,214 on “expired” debt.  Please clarify that the statute of limitations had run out and that the debt was no longer collectible, if true.  The current explanation is confusing.

We revised the language to state that the expired debt in 2008 was due to the statute of limitations having run out on said debt.

Controls and Procedures

3.
In the first paragraph, please clarify that the principal executive officer is also the principal financial officer.  We further note that you concluded your disclosure controls and procedures were effective as of December 31, 2009, whereas you concluded that internal control over financial reporting was not effective due to the material weaknesses identified.  We would anticipate the same conclusion should have been reached on your disclosure controls and procedures given the material weaknesses in internal control over financial reporting.  To the extent the material weaknesses have not been remedied as of the respective reporting period, future filings should provide similar conclusions, including expanding the disclosure controls and procedures section to discuss the reasons why they were “not effective.”

We revised the language to show that the principal executive officer is also the principal financial officer.  We will also comply with your other suggestions in future filings of Forms 10-K and 10-Q.

Financial. Statements

Note (4) Note Payable, page F-9

4.
Please clarify whether interest associated with the $400,000 promissory note amounting to $94,000 has been accrued through December 31, 2009, or whether such amount is $118,000 as shown in MD&A.  Please reconcile this difference.

The accrued interest through December 31, 2009 on the $400,000 promissory note is $118,000 as correctly stated in the MD&A.  The amount reflected in Note 4 of the financials does not reflect the 2009 interest.  It should read $118,000 accrued at December 31, 2009.  This has now been corrected in the revised footnotes.

Note (5) Related Party Transaction, page F-9

5.
See the table of advances received (paid) by the Company. Please revise to separately present a column reflecting the gross amount of advances received and re-paid for each year.  Also, please reconcile the amounts shown in the statement of cash flows’ line item “Funds advanced from related party” with the net amounts shown in the table for fiscal 2009 and 2008.  Also, please expand your disclosure to identify the related party and describe the nature of the other related party amount of $23,692, as we note an increase in this loan at March 31, 2010 of approximately $70,000.

Securities and Exchange Commission
June 23, 2010

We have revised the table to reflect advances and re-paid amounts as requested.  We have also shown below the table the net effect of the advances and repayment amounts, which agrees to the cash flow amount of $9,443.  As requested, we have also included the identities of the other related parties in connection with the $23,692 amount.

In addition amounts due from related parties consist of amounts due from companies or persons who have a direct relationship to the President of Millennia.  We have disclosed such in Note 5 of the attached updated footnotes.  Such amounts at March 31, 2010 included in the $93,552 on the footnotes also include amounts owed to the president.

6.
Please consider including a rollforward table that reconciles each year the activity of the balance sheet line ‘Accrued expenses-related party’ and ‘Accrued interest- related party.’  Please explain to us and disclose the components of the line item ‘Accrued expenses-related party,’ as we note your statements of cash flows, operating activities, reflects an increase of $326,000 in fiscal year 2009.

In the future we will either include a table that reconciles each year’s activity to the balance sheet line items or explain in further detail.  See below for explanation of accrued expenses.

Included expenses – related party,  consists of the following:

The principal stockholder and officer of the Company provided operational management and administrative services to the Company including the provision of accounting services, office space and furniture and equipment.  In consideration for these services, the Company has been charged management fees amounting to $72,000 and $72,000 in 2009 and 2008, respectively.  The total amount of $326,000 reflects all of these charges.  The cash flow increase in 2009 reflects the total amount, as in previous years it was not broken out separately in the cash flow, but rather was included in accrued liabilities.  We created a separate line item in cash flow to distinguish it in 2009 and going forward.

Accrued interest consists of interest on all related party notes.  The increase from 2008 to 2009 agrees to the cash flow increase.

7.
Finally, please revise to clarify whether the commitment not to demand repayment before April 1, 2011 is written or oral.  Clarify this matter in your related discussions in MD&A and in Description of Business as well.

The Commitment not to demand repayment is a written agreement.  We have updated this fact in the MD & A and Description of Business.

Form 10-Q(Quarter Ended March 31, 2010)

Controls and Procedures, page 9

8.
It appears that a discussion of and conclusion as to the effectiveness or ‘ineffectiveness’ of your disclosure controls, and procedur4es for the quarter has been omitted.  Please ensure that you include this information in future filings.  See Item 307 of Regulation S-K.  Further, the Certification in Exhibit 31.1, specifically paragraphs 4 and 5 should be worded exactly as it appears in Item 601(b)(31) of Regulation S-K.  In this regard, we note you excluded the language that begins with “The issuer’s other certifying officer(s),” notwithstanding that your Chief Executive Officer and Chief Financial Officer is the same person.  Please revise in future filings.

Securities and Exchange Commission
June 23, 2010

Your comment was noted and we apologize for the apparent omission. It will be included in all future filings.

We confirm to you the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Please contact the undersigned with your further questions and comments.

Sincerely yours,

/s/ Kevin B. Halter
Kevin B. Halter